Exhibit 27(q)

                   Allstate Life Insurance Company of New York
                        Variable Life Separate Account A
                   Allstate Life Insurance Company of New York



                                  Exhibit No. Q

                              Procedures Memorandum
                       Pursuant to Rule 6e-3(T)(b)(12)(ii)



           Description of Allstate Life Insurance Company of New York

           Purchase, Redemption, and Transfer Procedures for Policies


This document sets forth the administrative procedures that will be followed by Allstate Life Insurance Company of New York ("ALICNY") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy ("Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interest in the Policies. The defined terms used in this memorandum are the same as the defined terms in the Policy or prospectus, unless otherwise defined herein.

1. "PUBLIC OFFERING PRICE:" PURCHASE AND RELATED TRANSACTIONS

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, issuance, transfer, and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the procedures for mutual funds and contractual plans. The summary, while comprehensive, does not attempt to address each and every procedure or variation which might occur.

A. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

            Premiums for the Policies will not be the same for all Policyowners. ALICNY will require the Policyowner to pay a required Premium for the first Policy Year. Policyowners will also determine a planned periodic Premium payment schedule that provides a level Premium payable at a fixed interval for a specified period of time. Payment of Premium in accordance with this schedule is not, however, mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, Policyowners may make Premium payments in any amount in any frequency, subject only to the maximum Premium limitation under Federal tax law.(i) If at any time a Premium is paid which would result in total Premiums exceeding the current maximum Premium limitation, ALICNY will accept only that portion of the Premium which will make total Premiums equal that amount. Any portion of the Premium in excess of that amount will be returned to the Policyowner and no further Premiums will be accepted until allowed by the current maximum Premium limitations or unless the Policyowner increases the face amount of the Policy.

         The Policy will remain in force so long as the Net Surrender Value is sufficient to pay certain monthly charges in connection with the Policy, or if the total payments made, net of any loans or partial withdrawals, equal or exceed cumulative monthly Safety Net Premiums as defined in the Policy. The amount of a Premium, if any, that must be paid to keep the Policy in force depends upon the Net Surrender Value, which in turn depends on such factors as the investment experience, the cost of insurance charge, administrative charges, and surrender charges. In addition, if outstanding loans are present, by definition, Policy Debt must be taken into account. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk, which is actuarially determined based upon factors such as issue age, sex, duration, risk classification and face amount of the Policy. Accordingly, while not all Policyowners will be subject to the same cost of insurance rate, there will be a single "rate" for all Policyowners in a given actuarial category.

            The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Policyowners, but recognize that Premiums and charges must be based upon factors such as age, sex, health, and occupation. The Policy contains an exchange of policy provision under which the owner can exchange the Policy for a fixed benefit policy.

The exchange shall be subject to the following rules:

(1) The exchange must be made within 24 months after the issuance of the Policy or within 24 months of an increase in face amount. In addition to the 24 month exchange, a plan exchange is allowed if there is a material change to the investment policy of the separate account. Upon notice to the insured, they will have 60 days thereafter to execute a plan exchange under this scenario.


 (2) We may require the Policyowner to return this contract to us to amend before this exchange will be processed.

 (3)           No transfer fee will be assessed to complete the exchange.

 (4) Premiums for the new policy will be based on the same issue age and risk classification of the Insured as the existing Policy.

 (5) No evidence of insurability will be required at the time of exchange.

 (6) The conversion will be subject to an equitable adjustment as required by Rule 6e-3(T) to reflect variances, if any, in the payments and Policy Values under the new policy.

B. APPLICATION AND INITIAL PREMIUM PROCESSING

         Upon receipt of a completed application, ALICNY will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed applicant before a determination can be made. A Policy will not be issued until this underwriting procedure has been successfully completed.

         If the required minimum Premium for the Policy is submitted with the application, insurance coverage will ordinarily begin on the date that the Underwriting Department approves the Policy as applied for, based on receipt of any required medical examinations or other items requested in accordance with ALICNY's underwriting requirements. If a minimum Premium is not paid with the application, insurance coverage will ordinarily begin on the date the Policy is delivered to the Policyowner and the required Premium is collected. Insurance coverage may also begin on any other date mutually agreeable to ALICNY and the Policyowner as long as such date complies with all applicable state and federal laws and regulations.

         After the Issue Date and after all outstanding requirements have been met, ALICNY will allocate Net Premiums from the Policy to the Allstate Life Insurance Company of New York Variable Life Separate Account A("Separate Account") on the date the Premium is received, unless the Premium requires additional underwriting, in which case, it will be allocated upon completion of required underwriting. If the Premium payments would increase the Death Benefit by more than the amount of the payment, additional underwriting may be required. The minimum face amount at issue is $100,000 under ALICNY's current rules. ALICNY reserves the right to revise its rules form time to time to specify a different minimum face amount at issue for subsequently issued Policies.


C. PREMIUM ALLOCATION

         In the application for a Policy, the Policyowner must allocate Net Premiums among the Subaccounts of the Separate Account. All Net Premium payments received before the Issue Date will be held in ALICNY's General Account until the Issue Date. No earnings or interest will be credited before the Issue Date. ALICNY will allocate such Net Premiums to the Subaccounts the Policyowner has selected on the Issue Date. In the event there are outstanding requirements on the Issue Date, such as an amendment containing a material change to the application requiring the Policyowner's signature, ALICNY will allocate such Net Premiums upon satisfaction of such requirement.

         The state of New York requires us to refund Premium payments during the free look period, ALICNY reserves the right to keep the Net Premiums in the Money Market Portfolio for ten days following the Issue before allocating them (plus earnings and less monthly deductions) to the Subaccount(s) the Policyowner has selected. Currently, ALICNY intends to allocate Net Premiums among the Subaccounts of the Separate Account, as identified in the application by the
         Policyowner, upon the Issue Date.

         The allocation for future Net Premiums may be changed at any time by written notice (or by telephone notice, if authorized) to ALICNY without payment of any fee or penalties.

D. REINSTATEMENT

         A lapsed Policy may be reinstated any time within five years after the date the Policy entered the grace period by submitting the following items to
ALICNY:

     (1) A written request for reinstatement;

     (2) Evidence of insurability satisfactory to ALICNY for the same payment class as the Policy was issued;

     (3) Payment of the unpaid monthly deductions for the Grace Period;

     (4) Payment of a Premium sufficient to keep the Policy in force for at least three months; and

     (5) Payment or reinstatement of any loan.

         Upon approval of the application for reinstatement, the effective date of reinstatement will be the Monthly Deduction Day on or prior to the date of approval.

E. REPAYMENT OF INDEBTEDNESS

         Outstanding indebtedness may be repaid at any time. Upon repayment, the Policy Value securing the repaid portion of the debt in the Loan Account will be transferred to the Subaccounts of the Separate Account using the same percentages used to allocate Net Premiums.

F. CORRECTION OF MISSTATEMENT OF AGE OR SEX

         If ALICNY discovers that the age or sex of the Insured has been misstated, ALICNY will adjust the Death Benefit of the Policy to the amount which the initial Safety Net Premium would have purchased at the correct age and sex.

2. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

            This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

A. SURRENDER VALUES

         As long as the Policy is in force, the Policyowner may surrender the Policy or make a partial withdrawal at any time by sending a written request to ALICNY. The amount available for surrender ("Net Surrender Value") is the Policy Value less any applicable surrender charges and Policy Debt at the end of the Valuation Period during which the surrender request is received at ALICNY's home office. Net Surrender Value will be determined on a daily basis. This will enable ALICNY to pay a Net Surrender Value based on the next computed value after a request is received.(ii) Surrenders from the Separate Account will generally be paid within seven days of receipt of the written request.(iii)The Policyowner can obtain a portion of the Net Surrender Value by making a partial withdrawal from the Policy.

         A partial withdrawal may not reduce the Net Surrender Value below $500. The minimum withdrawal at any time is $500. A Partial Withdrawal Service Fee of $10 will be subtracted from the withdrawal proceeds. A partial withdrawal will also affect the Policy Value and Death Benefit.

         OPTION 1. Partial withdrawals generally will affect both the Policy Value and the life insurance proceeds payable under the Policy. The Policy Value will be reduced by the amount of any partial withdrawal. Moreover, life insurance proceeds payable under the Policy will generally be reduced by the amount of the partial withdrawal. The face amount remaining after a partial withdrawal may not be less than $25,000. If increases in face amount previously have occurred, a partial withdrawal will first reduce the face amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

         OPTION 2. Under Option 2, which provides for life insurance proceeds equal to the face amount plus Policy Value, a reduction in Policy Value as a result of a partial surrender will typically result in a dollar per dollar reduction in the life insurance proceeds payable under the Policy.

         The Policyowner must allocate a partial withdrawal among the Subaccounts of the Separate Account. Telephoned instructions for partial withdrawals will be permitted, provided a proper telephone authorization form is on file. Before any withdrawals can be made, a proper withholding form must be on file.

         The amount payable upon complete surrender of the Policy is the Net Surrender Value which may be paid in a lump sum or under one of the optional payment plans specified in the Policy. Proceeds will generally be paid within seven days of receipt of a request for surrender.

B. DEATH BENEFITS

         So long as it remains in force, the Policy provides for the payment of life insurance proceeds upon the death of the Insured. Proceeds will be paid to a named Beneficiary or contingent Beneficiary. One or more Beneficiaries or contingent Beneficiaries may be named. Life insurance proceeds may be paid in a lump sum or under one of the optional payment plans specified in the Policy. The amount of Death Benefit proceeds payable will be determined at the end of the Valuation Period during which the Insured dies.

         Proceeds of the Policy will be reduced by any outstanding Policy Debt and any due and unpaid charges and increased by any benefits added by rider. Proceeds will ordinarily be paid within seven days after ALICNY receives due Proof of Death and all other requirements deemed necessary have been satisfied.

         The Death Benefit will be based on:

1. The death benefit option in effect on the date of death;

2. Any increases or decreases to the face amount. While the insured is alive, the Policyowner may choose between two death benefit options:

         If Option 1 is selected, the Death Benefit will be the greater of:

1. The face amount; or

2. The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

         If you select Option 2, the Death Benefit will be the greater of:

1. The face amount plus the Policy Value; or

2. The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

         Under Death Benefit Option 1, the Death Benefit will only vary whenever the applicable percentage of Policy Value set forth in the Policy exceeds the face amount of the Policy. Under Death Benefit Option 2, the Death Benefit will always vary with the Policy Value since the Death Benefit equals the face amount plus the Policy Value.

         Subject to certain limitations, a Policyowner may increase or decrease the face amount of a Policy. A change in face amount may affect the cost of insurance rate and the net amount at risk, both of which may affect a Policyowner's cost of insurance charge.

         Any decrease in the face amount will become effective on the Monthly Deduction Day on or following receipt of a written request. No decrease in the face amount will be permitted during the first policy year. The face amount remaining in force after any requested decrease may not be less than $100,000. If following the decrease in face amount, the Policy would not comply with the maximum Premium limitations required by Federal tax law, the decrease may be limited (or if the Policyowner so elects, Policy Value may be returned to the Policyowner) to the extent necessary to meet these requirements. For purposes of determining the cost of insurance charge, a decrease in the face amount will reduce the face amount in the following order:

1. The face amount provided by the most recent increase;

2. The next most recent increase successively; and

3. The face amount when the Policy was issued.

         For an increase in the face amount, a written application must be submitted. ALICNY may also require that additional evidence of insurability be submitted. The effective date of the increase will be the Monthly Deduction Day on or following approval of the increase. An increase need not be accompanied by an additional Premium; ALICNY may, however, deduct any charges associated with the increase from existing Policy Value. The face amount may not be increased more than once in any 12-month period.

         Generally, the Death Benefit option in effect may be changed at any time by sending ALICNY a written request for change. If the Death Benefit option is changed from Option 2 to Option 1, the face amount will be increased by an amount equal to the Policy Value on the effective date of change. The effective date of such a change will be the Monthly Deduction Day on or following receipt of the request.

         If the Death Benefit option is changed from Option 1 to Option 2, the face amount will be decreased by an amount equal to the Policy Value on the effective date of change. This change may not be made if it would result in a face amount less than $100,000. The effective date of such a change will be the Monthly Deduction Day on or following the date the request is received. ALICNY does not presently require evidence of insurability for a change in Death Benefit options.

         No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of the Policy Value.


C. PREMIUM REFUNDS

         ALICNY will not normally refund Premium payments unless one of the following situations occurs:

     1. The Insured is rated substandard during the underwriting process and the Owner does not accept the rating.

     2. The proposed Insured is determined to be uninsurable by ALICNY's standards.

     3. The Premium paid is in permanent suspense because underwriting requirements were never completed.

     4. The delivery period has expired and delivery has not been completed.

     5. The Owner exercises the Free Look privilege in accordance with state regulations.

     6. The Premium payment would disqualify the policy as life insurance coverage as defined under the Internal Revenue Code.

     7. An application is declined by ALICNY.

D. POLICY LOANS

         So long as the Policy remains in force, the Policyowner may borrow money from ALICNY using the Policy as the only security for the loan.
         Policy Loans have priority over the claims of any assignee or any other person. The maximum amount that may be borrowed at any time is 90 percent of the Surrender Value at the end of the Valuation Period during which the loan request is received. Policy Debt equals the total of all outstanding Policy Loans and any accrued interest on the loans.
Policy Debt may be repaid all or in part at any time. Interest on Policy Loans accrues daily and is due at the end of each Policy Year.
Any interest not paid when due becomes part of the Policy Loan and will bear interest at the same rate.

         When a Policy Loan is made, a portion of the Policy Value sufficient to secure the loan will be transferred to the Loan Account, reducing the Policy Value in the Separate Account. Any loan interest that is due and unpaid will also be transferred. Amounts transferred to the Loan Account will accrue interest at an annual rate of 4.0 percent. Policy Loans will usually be allocated from the Subaccounts in the percentages that the Policyowner specified for the allocation of Premiums. ALICNY will ordinarily disburse proceeds of Policy Loans within seven days after receipt of a written request although postponement of desbursement may take place under certain circumstances.(iv)

         An amount equal to Policy Value less all premiums paid may be taken as a Preferred Loan. The interest rate charged for Preferred Loans is 4.0 percent per year. A Standard Loan is the amount that may be borrowed from the sum of premiums paid. The Standard Loan interest rate is 5.0 percent per year.

         If the Policyowner has a loan on a policy with another company, and he/she is terminating that policy to buy one from ALICNY, usually the Policyowner would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned could be due. ALICNY will permit the Policyowner to carry the old loan over to the new ALICNY Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a Section 1035 tax-free exchange can avoid the income tax liability that would be due if the old loan was extinguished.

         If the Policyowner transfers a Policy Loan from another insurer as part of Section 1035 tax-free exchange, ALICNY may treat a loan of up to 20% of the Policy Value as a Preferred Loan. If the amount due is more than 20% of the Policy Value, we will treat the excess as a Standard Loan.

            The treatment of transferred Policy Loans is illustrated in the following example:


 Policy Value of Old Policy                             $190,000.00

 Policy Loan                                              40,000.00

 Surrender Value                                        $150,000.00

 20% of Policy Value                                     $38,000.00

 "Preferred" portion transferable                        $38,000.00

 Remaining ("Standard") portion                           $2,000.00

         Policy Debt may not exceed the Surrender Value. If Policy Debt would otherwise exceed the Surrender Value, ALICNY will notify the Policyowner and any assignee of record. ALICNY will require a payment sufficient to keep the Policy in force for at least three more months. If such payment is not received within the grace period, the Policy will lapse and terminate without value (see "Policy Lapse," below). The Policy may, however, later be reinstated (see "Reinstatement," above).

         So long as the Policy remains in force, Policy Debt may be repaid in whole or in part at any time during the Insured's life. If the Policyowner does not designate the payment as a loan repayment, ALICNY will apply payments received as premium payments. Upon repayment, the Policy Value securing the repaid portion of the debt in the Loan Account will be transferred to the Subaccounts of the Separate Account using the same percentage used to allocate Net Premiums. Any outstanding Policy Debt is subtracted from life insurance proceeds payable at the Insured's death and from Surrender Value upon complete surrender.

E. POLICY LAPSE

         The Policy will remain in force so long as the Net Surrender Value is sufficient to pay the monthly deduction. In the event the Net Surrender Value is insufficient to pay the monthly deduction, the Policyowner will be given a sixty-one day period ("grace period") within which to make a Premium payment to avoid lapse. The Premium required to avoid lapse must be sufficient to keep the Policy in force for three months. The required Premium will be set forth in a written notice which ALICNY will send to the Policyowner on the date that the Net Surrender Value is insufficient to meet the monthly deduction. The Policy will continue in force through the grace period, but if no payment is forthcoming, the Policy will terminate at the end of the grace period.

         Notwithstanding the above, the Policy will not terminate if the Safety Net Premium provision is in effect through payment of monthly Safety Net premiums as defined in the Policy.

         If the Insured dies during the grace period, the Death Benefit payable will be reduced by the amount of the monthly deduction due and unpaid and the amount of any outstanding Policy Debt. In addition, whenever the Policy Debt exceeds the Surrender Value, the grace period provision will apply. A lapsed Policy may be reinstated any time within 5 years after the date of lapse (see "Reinstatement," above

3.       TRANSFERS

            The Policyowner may transfer Policy Values among Subaccounts by written request or telephone authorization. Currently, there is no minimum transfer amount except in states where a minimum transfer amount is required by law (or if a transfer is made as part of our Dollar Cost Averaging program as described below). ALICNY reserves the right to impose a minimum transfer amount in the future. We currently do not allow Policy Value in more than twenty-one options, counting each Subaccount as one option. Therefore, we will not allow transfers to exceed this limit.

            We reserve the right to limit transfers in any Policy Year, or to refuse any transfer request for a Policyowner or certain Policyowners, if:

o We believe, in our sole discretion, that excessive trading by such Policyowner or owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Subaccount or the share prices of the corresponding Portfolios or would be to the disadvantage of other Policyowners; or

o We are informed by one or more of the corresponding Portfolios that they intend to restrict the purchase of Portfolio shares because of excessive trading or because they believe that a specific transfer or groups of transfers would have a detrimental effect on the price of Portfolio shares.

            We may apply the restriction in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policyowners.

            Under our automatic Dollar Cost Averaging program, the Policyowner may authorize us to transfer a fixed dollar amount at fixed intervals from a Subaccount the choose to up to eight investment options, including other Subaccounts. The interval between transfers may be monthly, quarterly, or annually, as selected by the Policyowner. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until otherwise instructed, or until the chosen source of transfer payments is exhausted.

            Currently, there is a minimum transfer amount of $100 per transfer. We may change this minimum or grant exceptions.

            Under Portfolio Rebalancing, the Policyowner may choose to have rebalances made monthly, quarterly, semi-annually, or annually. No more than eight Subaccounts, or seven Subaccounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time.

            Telephone calls authorizing transfers must be completed by 4:00 p.m. Eastern time on a Valuation Date in order to be effected at the price determined on such date. Transfer authorizations whether written or by telephone, which are received after 4:00 p.m., Eastern time, will be processed as of the next Valuation Date. A proper telephone authorization form for transfers must be on file.

            At any time we may suspend, modify or terminate the privilege to make transfers via the telephone, or via other electronic or automated means specifically approved by the Company, including, but not limited to, automated telephone services, facsimile machine, e-mail and electronic services via online access. Among other things, we reserve the right to limit the number of such transfers among the Subaccounts in any Policy year, or to refuse any Subaccount transfer request. We also reserve the right to restrict such transfers in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Policyowners.

            ALICNY utilizes procedures that it believes provide reasonable assurance that telephone authorized transfers are genuine. Such procedures include taping of telephone conversations with persons purporting to authorize such transfers and requesting identifying information from such persons. Additionally, ALICNY disclaims any liability for losses resulting from such transfers by reason of their allegedly not having been properly authorized. However, if ALICNY does not take reasonable steps to help ensure that such authorizations are valid, ALICNY may be liable for such losses.

            A transfer fee of $10 may be assessed on the second and each subsequent transaction in each calendar month in which transfers are made from Subaccount(s) to Subaccount(s). ALICNY is currently waiving this fee.

            Transfers resulting from Policy Loans, the exercise of conversion rights, Dollar Cost Averaging, Portfolio Rebalancing, and reallocations of Policy Value at the expiration of the free-look period will not be subject to a transfer charge.

- ------------------------------------------------

(i) The Policy is structured to satisfy the definition of a life insurance contract under the Internal Revenue Code. Accordingly, the maximum premium limitation will be imposed to conform the Policy to certain restrictions on Premiums contained in the Internal Revenue Code which are necessary to satisfy the definition of life insurance.

(ii) Redemptions will be based on the net asset value next determined after receipt of a request.

(iii) Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by Commission; (ii) the Commission by order permits postponement for the protection of Policyowners; or

(iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or not reasonably practicable to determine the value of the Separate Account's net assets. Payments under the Policy of any amount paid by check may be postponed until such time as the check has cleared the Policyowner's bank.

(iv) See note (iii), supra.